As confidentially submitted to the Securities and Exchange Commission on November 22, 2013.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Syndax Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	32-0162505
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Totten Pond Road, Suite 140

Waltham, Massachusetts 02451

(781) 419-1400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arlene M. Morris

President and Chief Executive Officer

Syndax Pharmaceuticals, Inc.

400 Totten Pond Road, Suite 140

Waltham, Massachusetts 02451

(781) 419-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura A. Berezin John H. Booher Hogan Lovells US LLP 525 University Avenue Palo Alto, California 94301 (650) 463-4000	John S. Pallies Chief Financial Officer and Treasurer Syndax Pharmaceuticals, Inc. 400 Totten Pond Road, Suite 140 Waltham, Massachusetts 02451 (781) 419-1400	David Peinsipp Andrew S. Williamson Charles S. Kim Cooley LLP 101 California Street San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Syndax Pharmaceuticals, Inc. is submitting this Amendment No. 1 to its draft registration statement on Form S-1 (the “Draft Registration Statement”) to submit certain exhibits to the Draft Registration Statement as indicated on the Index to Exhibits. Parts I and II of the Draft Registration Statement are unchanged and have therefore been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, in the State of Massachusetts, on this      day of                     , 2013.

SYNDAX PHARMACEUTICALS, INC.

By:
Arlene M. Morris
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Arlene M. Morris and John S. Pallies and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, including any and all post-effective amendments and amendments thereto, and any subsequent registration statement relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

Arlene M. Morris	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2013

John S. Pallies	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	, 2013

Dennis G. Podlesak	Chairman of the Board	, 2013

Fabrice Egros, Ph.D.	Director	, 2013

Luke Evnin, Ph.D.	Director	, 2013

Kim P. Kamdar, Ph.D.	Director	, 2013

Ivor Royston, M.D.	Director	, 2013

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1**	Seventh Amended and Restated Certificate of Incorporation, as currently in effect.

3.2**	Certificate of Correction to the Seventh Amended and Restated Certificate of Incorporation.

3.3**	Bylaws, as currently in effect.

3.4**	Amended and Restated Certificate of Incorporation to be in effect immediately prior to the completion of this offering.

3.5**	Amended and Restated Bylaws to be in effect immediately prior to the completion of this offering.

4.1*	Specimen Common Stock Certificate.

4.2**	Form of Warrant to purchase Common Stock issued pursuant to the Warrant Agreement by and between the company and Bayer Schering Pharma AG, dated as of March 26, 2007.

5.1*	Opinion of Hogan Lovells US LLP.

10.1**	Amended and Restated Investors’ Rights Agreement by and among the company and the parties thereto, dated as of March 8, 2013.

10.2+**	2007 Stock Plan.

10.3+**	2007 Stock Plan Amendment, dated as of March 8, 2013.

10.4+**	2007 Stock Plan Amendment, dated as of July 10, 2013.

10.5+**	Form of Incentive Stock Option Agreement under 2007 Stock Plan.

10.6+**	Form of Non-Statutory Stock Option Agreement under 2007 Stock Plan.

10.7+**	2013 Omnibus Incentive Plan.

10.8+**	Form of Incentive Stock Option Agreement under 2013 Omnibus Incentive Plan.

10.9+**	Form of Non-Qualified Option Agreement under 2013 Omnibus Incentive Plan.

10.10+**	2013 Employee Stock Purchase Plan.

10.11+*	Employment Agreement by and between the company and Arlene M. Morris, dated as of .

10.12+*	Employment Agreement by and between the company and Robert S. Goodenow, dated as of .

10.13+*	Employment Agreement by and between the company and John S. Pallies, dated as of .

10.14+**	Form of Indemnification Agreement by and between the company and each of its directors and officers.

10.15†	License, Development and Commercialization Agreement by and between the company and Bayer Schering Pharma AG, dated as of March 26, 2007.

10.16†	First Amendment to the License, Development and Commercialization Agreement by and between the company and Bayer Pharma AG, dated as of October 13, 2012.

Exhibit Number	Exhibit Description

10.17	Second Amendment to the License, Development and Commercialization Agreement by and between the company and Bayer Pharma AG, dated as of February 1, 2013.

10.18†	Third Amendment to the License, Development and Commercialization Agreement by and between the company and Bayer Pharma AG, dated as of October 9, 2013.

10.19†	Exclusive License Agreement by and between the company and the Regents of the University of Colorado, dated as of March 28, 2013.

21.1**	Subsidiaries of the company.

23.1*	Consent of Independent Registered Accounting Firm.

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously submitted.
+	Indicates a management contract or compensatory plan.
†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.